PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

(the “Fund”)

Supplement dated April 21, 2023 to the Fund’s Prospectus (the “Prospectus”)

dated June 21, 2022, as supplemented from time to time

Effective immediately, the PIMCO California Flexible Municipal Income Fund’s portfolio is jointly and primarily managed by David Hammer, Amit Arora and Kyle Christine. Accordingly, effective immediately, the first paragraph in the “Investment Manager” section of the Fund’s Prospectus Summary in the Prospectus is deleted and replaced with the following:

PIMCO serves as the Investment Manager for the Fund. Subject to the supervision of the Board of Trustees of the Fund, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. David Hammer, Amit Arora and Kyle Christine are jointly and primarily responsible for the day-to-day management of the Fund.

In addition, effective immediately, disclosure concerning the Fund’s portfolio managers in the table in the “Management of the Fund—Portfolio Managers” section of the Prospectus is deleted and replaced with the following:

Name	Since	Recent Professional Experience
David Hammer	Inception of the Fund

Mr. Hammer is a managing director in the Newport Beach office and leads municipal bond portfolio management, with oversight of the firm’s municipal investment grade, high yield, taxable, and separately managed accounts. He is the lead portfolio manager on PIMCO’s municipal bond fund complex, including investment grade, high yield, state-specific, closed-end funds, and interval fund. Prior to rejoining PIMCO in 2015, he was a managing director at Morgan Stanley, where he was head of municipal trading, risk management, and research. He has investment experience since 2002 and holds an undergraduate degree from Syracuse University.

Amit Arora	Inception of the Fund

Mr. Arora is an executive vice president and portfolio manager in the Newport Beach office and a member of the credit and liability-driven portfolio management teams. He manages credit portfolios focusing on investment grade and long credit. He was previously a senior member of PIMCO’s global risk management team. Prior to joining PIMCO in 2009, he was an executive director, responsible for credit hybrids and exotics trading at J.P. Morgan. Mr. Arora was previously with Bear Stearns as a managing director on the structured credit trading desk, responsible for credit derivative products in investment grade and high yield credits. He has also worked on the foreign exchange Treasury desk at Citibank. He has investment experience since 1997 and holds an MBA from NYU Stern School of Business and a bachelor’s degree in mechanical engineering from the Indian Institute of Technology (IIT Bombay). He is a Certified Financial Risk Manager (FRM).

Name	Since	Recent Professional Experience
Kyle Christine	Inception of the Fund

Mr. Christine is a senior vice president and municipal bond portfolio manager in the Newport Beach office. He has previously served as a rotating member of PIMCO’s Americas portfolio committee. Prior to joining PIMCO in 2017, he was an institutional high yield and taxable municipal bond trader at Morgan Stanley. He has investment and financial services experience since 2013 and holds an undergraduate degree from Union College (NY).

Investors Should Retain This Supplement for Future Reference

PIF0004_SUPP1_042123

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

(the “Fund”)

Supplement dated April 21, 2023 to the Fund’s Statement of Additional Information (the “SAI”)

dated April 30, 2022, as supplemented from time to time

Effective immediately, the Fund’s portfolio is jointly and primarily managed by David Hammer, Amit Arora and Kyle Christine.

Accordingly, effective immediately, corresponding changes are made to the table and accompanying footnotes in the subsection titled “Portfolio Managers—Other Accounts Managed” in the SAI.

In addition, effective immediately, the following is added to the end of the paragraph immediately preceding the above-mentioned table:

Effective April 21, 2023, the Fund is jointly and primarily managed by David Hammer, Amit Arora and Kyle Christine.

Investors Should Retain This Supplement for Future Reference

PIF0004_SUPP2_042123